As filed with the U.S. Securities and Exchange Commission on June 28, 2013
1933 Act File No. 333-187955
1940 Act File No. 811-22066

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No. 1	[X]
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 12	[X]

Cornerstone Progressive Return Fund
(Exact Name of Registrant as Specified in Charter)
200A Executive Drive
Edgewood, NY 11717
(Address of Principal Executive Offices (Number, Street, City, State, Zip Code))
(866) 668-6558
(Registrant's Telephone Number, including Area Code)

Frank J. Maresca
 c/o AST Fund Solutions, LLC
200A Executive Drive
Edgewood, NY 11717
Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:
Thomas R. Westle, Esquire
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check this box.    [   ]

It is proposed that this filing will become effective (check appropriate box)

[X] when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares	16,785,950	$5.48	$91,987,006	$12,547.03

(1)	Estimated solely for the purpose of calculating fee as required by Rule 457(o) under the Securities Act of 1933, as amended, based upon the closing price reported on the New York Stock Exchange consolidated reporting system of $6.09 on May 10, 2013.
(2)	$136.40 of which was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note:     This filing is being made pursuant to Securities and Exchange Commission regulations to amend the prospectus dated May 22 2013 (the ‘‘Prospectus’’) relating to the Rights Offering by Cornerstone Progressive Return Fund (the ‘‘Fund’’) and the issuance of non-transferable rights to subscribe for shares of beneficial interest of the Fund, which Prospectus is incorporated by reference into this Post-Effective Amendment.

PROSPECTUS SUPPLEMENT (To Prospectus dated May 22, 2013)	June 28, 2013

Cornerstone Progressive Return Fund 25,178,925 Rights for 8,392,975 Shares of Beneficial Interest

Cornerstone Progressive Return Fund (the ‘‘Fund’’) is hereby resuming its previously suspended Rights Offering (the ‘‘Offer’’) and the issuance of non-transferable rights to subscribe for shares of the Fund's shares of beneficial interest. The Offer will resume on July 8, 2013 and the Fund has extended the Expiration Date of the Offer until July 26, 2013, unless further extended by the Fund. The Fund, in accordance with an undertaking made by the Fund in its Registration Statement, suspended the Offer on June 24, 2013 due to the Fund's net asset value having declined by more than 10% from its net asset value of $4.74 as of May 17, 2013 (last calculated net asset value prior to the effective date of May 22, 2013), the effective date of the Fund's registration statement, to $4.24 on June 21, 2013. The closing market price of the Fund on May 17, 2013 and June 21, 2013 was $5.75 and $5.22, respectively, representing a market price premium above net asset value on May 17, 2013 and June 21, 2013 of 21.31% and 23.11%, respectively. The closing market price and net asset value of the Fund on June 21, 2013 was $4.24 and $5.22, respectively, representing a premium above net asset value of 23.11%.

The Offer will continue to be made on the same terms as described in the Prospectus dated May 22, 2013 (and using the same subscription documentation previously supplied to shareholders), except that the Expiration Date for the Offer is hereby extended until July 26, 2013, unless further extended, and except that shareholders who had subscribed prior to the suspension may withdraw their subscription and receive their payment by notifying The Colbent Corporation, the Subscription Agent, on or before 5:00 p.m., New York City time, on July 26, 2013.

Shares will be issued within the 21-Day period immediately following the record date of the Fund’s monthly distribution and Shareholders exercising rights will not be entitled to receive such distribution with respect to the shares issued pursuant to such exercise.

The decrease in the Fund’s net asset value is due to both the issuance of the June distribution and a decline in the value of the Fund's portfolio securities. There can be no assurance that the net asset value of the Fund will not continue to decline. If there is a subsequent decline of greater than 10% in the net asset value of the Fund after the new effectiveness date for the Fund's registration statement, the Fund will suspend the Offer. If this occurs, management will consider market factors and other conditions in determining whether to continue the Offer, and will continue to monitor changes in the Fund's net asset value.

Persons seeking further information regarding the Fund's Rights Offering, or interested in obtaining a Prospectus, should contact their broker or nominee, or contact the Fund's Information Agent:

AST FUND SOLUTIONS, LLC Toll free: (800) 581-4001

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements (included in Part B)

Portfolio Summary as of December 31, 2012*
Summary Schedule of Investments as of December 31, 2012*
Statement of Assets and Liabilities as of December 31, 2012*
Statement of Operations for the year ended December 31, 2012*
Statement of Changes in Net Assets for the years ended December 31, 2012 and 2011*
Financial Highlights*
Notes to Financial Statements*
Report of Independent Registered Public Accounting Firm*

* Incorporated by reference to the Fund’s Annual Report on Form N-CSR for the year ended December 31, 2012, filed on March 4, 2013 (File No. 811-22066).

(2)	Exhibits

(a)(i)	Certificate of Trust(1)
(a)(ii)	Agreement and Declaration of Trust(1)
(b)	Bylaws(1)
(c)	Not applicable
(d)(i)	Form of Non-Transferable Subscription Rights Certificate
(e)	Distribution Reinvestment Plan(6)
(f)	Not applicable
(g)	Investment Management Agreement between the Fund and Cornerstone Advisors, Inc.(2)
(h)(i)	Not applicable
(i)	Not applicable
(j)	Custody Agreement between the Fund and U.S. Bank National Association(5)
(k)(i)	Transfer Agent Servicing Agreement between the Fund and American Stock Transfer and Trust Company(3)
(k)(ii)	Administration Agreement(8)
(k)(iii)	Fund Accounting Agreement(4)
(l)	Opinion and Consent of Legal Counsel(9)
(m)	Not applicable
(n)	Consent of Independent Auditor
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(i)	Code of Ethics of the Fund(7)
(r)(ii)	Code of Ethics of the Adviser(4)
(s)	Powers of Attorney(8)

(1)	Incorporated by reference to the Fund’s Registration Statement on Form N-2 filed on May 14, 2007 (File No. 333-142920).
(2)	Incorporated by reference to the Fund’s Registration Statement on Form N-2/A filed on August 2, 2007 (File No. 811-22066).
(3)	Incorporated by reference to the Fund’s Registration Statement on Form N-2/A filed on August 13, 2007 (File No. 811-22066).
(4)	Incorporated by reference to the Fund’s Registration Statement on Form N-2 filed on February 17, 2011 (File No. 333-172319).
(5)	Incorporated by reference to the Fund’s Registration Statement on Form N-2/A filed on March 24, 2011 (File No. 333-172319).
(6)	Incoporated by reference to the Fund’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2011 filed on March 2, 2012 (File No. 811-22066).
(7)	Incorporated by reference to the Fund’s Registration Statement on Form N-2 filed on April 19, 2012 (File No. 333-180813).
(8)	Incorporated by reference to the Fund’s Registration Statement on Form N-2 filed on April 17, 2013 (File No. 333-187955).
(9)	Incorporated by reference to the Fund’s Registration Statement on Form N-2 filed on May 22, 2013 (File No. 333-187955).

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution

The approximate expenses in connection with the offering are as follows:

Information Agent’s Fees and Expenses	$10,000
Subscription Agent’s Fees and Expenses	16,000
Auditing Fees and Expenses	1,550
Registration Fees	12,547
Legal Fees and Expenses	40,000
Printing, Typesetting, and Edgar Fees	33,000
Miscellaneous	2,000
$115,097

Item 28.	Persons Controlled by or Under Common Control with Registrant

None.

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of May 10, 2013, of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	12

Item 30.	Indemnification

Article IV of the Registrant’s Agreement and Declaration of Trust provides as follows:

4.1 No Personal Liability of Shareholders, Trustees, etc.

No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to shareholders of a private corporation for profit incorporated under the General Corporation Law of the State of Delaware. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the affairs of the Trust, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer of the Trust, as such, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability.

4.2 Mandatory Indemnification.

(a) The Trust shall indemnify the Trustees and officers of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise (other than, except as authorized by the Trustees, as the plaintiff or complainant) or with which he may be or may have been threatened, while acting in any capacity set forth in this Section 4.2 by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence (negligence in the case of Affiliated Indemnitees), or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee was authorized by a majority of the Trustees.

(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion conclude that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the succeeding paragraph (c) below.

(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that he is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which he may be lawfully entitled.

(e) Notwithstanding the foregoing, subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify Persons providing services to the Trust to the full extent provided by law provided that such indemnification has been approved by a majority of the Trustees.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

4.3 No Duty of Investigation; Notice in Trust Instruments, etc.

No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thingities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

4.4 Reliance on Experts, etc.

Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel or upon reports made to the Trust by any of the Trust’s officers or employees or by any adviser, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care  by the Trustees, officers or employees of the Trust, regardless of whether such counsel or other person may also be a Trustee.

Item 31.	Business and Other Connections of Investment Adviser

Cornerstone Advisors, Inc. manages two other closed-end funds. A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser, and each director, executive officer or partner of the investment adviser is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in the Statement of Additional Information contained in this Registration Statement in the section entitled “Management.”

Item 32.	Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the rules promulgated thereunder are in the possession and custody of the Registrant’s administrator, AST Fund Solutions, LLC, located at 200A Executive Drive, Edgewood, NY 11717.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.
The Registrant undertakes to suspend the offering of its Rights until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The Registrant undertakes that:

(a)
for the purpose of determining any liability under the Act Securities Act of 1933, as amended the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)
for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of New York, in the State of New York, on the 28th day of June, 2013.

CORNERSTONE PROGRESSIVE RETURN FUND

By:	/s/ Ralph W. Bradshaw
Name: Ralph W. Bradshaw Title: President and Chairman of the Board of Trustees (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ralph W. Bradshaw	President and Chairman of the Board of Trustees (Principal	June 28, 2013
Ralph W. Bradshaw	Executive Officer)

/s/ Frank J. Maresca	Treasurer (Principal Financial Officer)	June 28, 2013
Frank J. Maresca

/s/ Glenn W. Wilcox, Sr.*	Trustee	June 28, 2013
Glenn W. Wilcox, Sr.

/s/ Andrew A. Strauss*	Trustee	June 28, 2013
Andrew A. Strauss

/s/ Edwin Meese III*	Trustee	June 28, 2013
Edwin Meese III

/s/ Scott B. Rogers*	Trustee	June 28, 2013
Scott B. Rogers

*By:	/s/ Ralph W. Bradshaw
Ralph W. Bradshaw,
as Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
2(n)	Consent of Independent Auditor